                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                        --------------------------------
                                    FORM 11-K

                        --------------------------------

(Mark One)

[ ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended ___________________________.

                                      or

[X] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from June 1, 1996 to December 31, 1996.


Commission File No. 0-23832

     A. Full title and address of the plan, if different from that of the issuer named below:

          PSS/TAYLOR MEDICAL PROFIT SHARING 401(K) PLAN
                     4345 SOUTHPOINT BOULEVARD
                    JACKSONVILLE, FLORIDA 32216
                          (904) 332-3000

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         PHYSICIAN SALES & SERVICE, INC.
                            4345 SOUTHPOINT BOULEVARD
                           JACKSONVILLE, FLORIDA 32216
                                 (904) 332-3000

                              REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

     1. Statements of Net Assets Available for Benefits -- December 31, 1996 and May 31, 1996.

     2. Statement of Changes in Net Assets Available for Benefits, With Fund Information for the Year Ended December 31, 1996.

                             PSS/TAYLOR MEDICAL
                         PROFIT SHARING 401(K) PLAN


                     FINANCIAL STATEMENTS AND SCHEDULES
                  AS OF DECEMBER 31, 1996 AND MAY 31, 1996
                                TOGETHER WITH
                              AUDITORS' REPORT

                               PSS/TAYLOR MEDICAL


                           PROFIT SHARING 401(K) PLAN



                       FINANCIAL STATEMENTS AND SCHEDULES


                       DECEMBER 31, 1996 AND MAY 31, 1996

                               TABLE OF CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

      Statements of Net Assets Available for Benefits--December 31, 1996 and May 31, 1996

      Statement of Changes in Net Assets Available for Benefits, With Fund Information, for the Period From June 1, 1996 Through December 31, 1996

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

      Schedule I: Item 27a--Schedule of Assets Held for Investment Purposes--December 31, 1996

      Schedule II: Item 27d--Schedule of Reportable Transactions for the Period
                   From June 1, 1996 Through December 31, 1996

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS






To the Plan Administrator of the
PSS/Taylor Medical
Profit Sharing 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of PSS/TAYLOR MEDICAL PROFIT SHARING 401(K) PLAN as of December 31, 1996 and May 31, 1996 and the related statement of changes in net assets available for benefits, with fund information, for the period from June 1, 1996 through December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and May 31, 1996 and the changes in its net assets available for benefits for the period from June 1, 1996 through December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedules of assets held for investment purposes and reportable transactions do not disclose the historical cost of certain plan assets held by the plan custodians. Disclosure of this information is required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.






Jacksonville, Florida
July 10, 1997

                              PPS/TAYLOR MEDICAL

                          PROFIT SHARING 401(k) PLAN


               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                      DECEMBER 31, 1996 AND MAY 31, 1996



                                                                  DECEMBER 31,       May 31,
                                                                      1996            1996
                                                                   -----------     ----------
INVESTMENTS, PARTICIPANT-DIRECTED:
  American Funds Group:
     Washington Mutual Investors Fund                              $        0      $1,169,737
     Growth Fund of America                                                 0         857,240
     Income Fund of America                                                 0         477,997
     SMALLCAP World Fund                                                    0         173,370
     Cash Management Trust of America                                       0          52,045
     Bond Fund of America                                                   0          24,245
  Lincoln National Life Insurance Company:
     Guaranteed Account                                               327,765         320,321
     Medium Capitalization Equity Account                             155,367         163,103
     Core Equity Account                                               97,391          93,649
     Balanced Account                                                  34,451          33,546
     Government/Corporate Bond Account                                    739             694
  Alex. Brown:
     American Balanced Fund                                         1,350,689               0
     Growth Fund of America                                           434,472               0
     AIM Constellation Fund                                           387,922               0
     Physician Sales & Service, Inc. common stock                      93,058               0
     Alex. Brown Cash Reserve Fund                                     89,103               0
     Bond Fund of America                                              37,177               0
  The Kaufmann Fund:
     The Kaufmann Fund                                                270,888               0
  Loans to participants                                                 5,826          63,523
                                                                   ----------      ----------
NET ASSETS AVAILABLE FOR BENEFITS                                  $3,284,848      $3,429,470
                                                                   ==========      ==========

       The accompanying notes are an integral part of these statements.


                                                                           PARTICIPANT-DIRECTED
                                              -------------------------------------------------------------------------------------
                                                                            AMERICAN FUNDS GROUP
                                              -------------------------------------------------------------------------------------
                                                             WASHINGTON                       CASH                        BOND
                                              GROWTH           MUTUAL          INCOME      MANAGEMENT     SMALLCAP        FUND
                                              FUND OF        INVESTORS         FUND OF      TRUST OF        WORLD          OF
                                              AMERICA           FUND           AMERICA       AMERICA        FUND         AMERICA
                                              -------        ---------         -------     ----------     --------     ----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Net (depreciation) appreciation in fair
    value of investments                    $(14,421)         $  93,125       $ 24,476       $    0      $(17,130)       $  646
  Investment income                           47,331             14,553         11,541        1,282        14,627         1,083
  Loan repayments                                  0                  0          3,226            0             0             0
                                            --------          ---------       --------       ------      --------        ------
      Total additions                         32,910            107,678         39,243        1,282        (2,503)        1,729
                                            --------          ---------       --------       ------      --------        ------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED
  TO:
    Benefits paid to participants             45,753            148,997         51,184        7,500         6,929             0
    Deemed distribution of defaulted loans         0                  0              0            0             0             0
    Interfund transfers                      844,397          1,128,418        466,056       45,827       163,938        25,974
                                            --------          ---------       --------       ------      --------        ------
      Total deductions                       890,150          1,277,415        517,240       53,327       170,867        25,974
                                            --------          ---------       --------       ------      --------        ------
NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of period                        857,240          1,169,737        477,997       52,045       173,370        24,245
                                            --------          ---------       --------       ------      --------        ------
  End of period                             $      0          $       0       $      0       $    0      $      0        $    0
                                            ========          =========       ========       ======      ========        ======


                                                                 PARTICIPANT-DIRECTED
                                             ---------------------------------------------------------------
                                                        LINCOLN NATIONAL LIFE INSURANCE COMPANY
                                             ---------------------------------------------------------------
                                                                      GOVERNMENT/      MEDIUM
                                                              CORE     CORPORATE   CAPITALIZATION
                                              GUARANTEED     EQUITY      BONDS         EQUITY      BALANCED
                                                ACCOUNT     ACCOUNT     ACCOUNT       ACCOUNT      ACCOUNT
                                              ----------    -------   ----------   --------------  --------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Net (depreciation) appreciation in fair
    value of investments                             0       $ 7,197         $ 45       $ (3,222)   $ 1,659
  Investment income                             12,019             0            0              0          0
                                               -------       -------     --------       --------    -------
  Loan repayments                                    0             0            0              0          0
                                               -------       -------     --------       --------    -------
      Total additions                           12,019         7,197           45         (3,222)     1,659
                                               -------       -------     --------       --------    -------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED
  TO:
    Benefits paid to participants                4,575         3,455            0          4,514        754
    Deemed distribution of defaulted loans           0             0            0              0          0
    Interfund transfers                              0             0            0              0          0
                                               -------       -------     --------       --------    -------
      Total deductions                           4,575         3,455            0          4,514        754
                                               -------       -------     --------       --------    -------
NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of period                          320,321        93,649          694        163,103     33,546
                                               -------       -------     --------       --------    -------
  End of period                                327,765       $97,391         $739       $155,367    $34,451
                                               =======       =======     ========       ========    =======


                                                                         PARTICIPANT-DIRECTED
                                           -------------------------------------------------------------------------------------
                                                                               ALEX. BROWN
                                           -------------------------------------------------------------------------------------
                                            ALEX. BROWN                                                               PHYSICIAN
                                               CASH        BOND           AMERICAN       GROWTH           AIM          SALES &
                                              RESERVE     FUND OF         BALANCED       FUND OF     CONSTELLATION  SERVICE, INC.
                                               FUND       AMERICA           FUND         AMERICA         FUND       COMMON STOCK
                                             --------    ---------       -----------    ---------    -------------  ------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Net (depreciation) appreciation in fair
    value of investments                     $      0     $      0       $         0    $  (5,769)     $  (2,304)     $ (12,321)
  Investment income                             1,375            0                 0            0              0              0
  Loan repayments                                   0            0             2,151            0              0              0
                                             --------     --------       -----------    ---------      ---------      ---------
    Total additions                             1,375            0             2,151       (5,769)        (2,304)       (12,321)
                                             --------     --------       -----------    ---------      ---------      ---------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants                     0            0                 0            0              0              0
  Deemed distribution of defaulted loans            0            0                 0            0              0              0
  Interfund transfers                         (87,728)     (37,177)       (1,348,538)    (440,241)      (390,226)      (105,379)
                                             --------     --------       -----------    ---------      ---------      ---------
    Total deductions                          (87,728)     (37,177)       (1,348,538)    (440,241)      (390,226)      (105,379)
                                             --------     --------       -----------    ---------      ---------      ---------
NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of period                               0            0                 0            0              0              0
                                             --------     --------       -----------    ---------      ---------      ---------
  End of period                              $ 89,103     $ 37,177       $ 1,350,689    $ 434,472      $ 387,922      $  93,058
                                             ========     ========       ===========    =========      =========      =========

                                                      PARTICIPANT-DIRECTED
                                             --------------------------------------
                                                 THE
                                               KAUFMANN    PARTICIPANT
                                                 FUND         LOANS        TOTAL
                                              ---------    -----------   ----------
                                                             (Note 1)
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Net (depreciation) appreciation in fair
    value of investments                      $   5,567      $     0     $   77,548
  Investment income                                   0        1,252        105,063
  Loan repayments                                     0       (5,377)             0
                                              ---------      -------     ----------
    Total additions                               5,567       (4,125)       182,611
                                              ---------      -------     ----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants                       0            0        273,661
  Deemed distribution of defaulted loans              0       53,572         53,572
  Interfund transfers                          (265,321)           0              0
                                              ---------      -------     ----------
    Total deductions                           (265,321)      53,572        327,233
                                              ---------      -------     ----------
NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of period                                 0       63,523      3,429,470
                                              ---------      -------     ----------
  End of period                               $ 270,888      $ 5,826     $3,284,848
                                              =========      =======     ==========

         The accompanying notes are an integral part of this statement.

                               PSS/TAYLOR MEDICAL


                           PROFIT SHARING 401(K) PLAN



                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


                       DECEMBER 31, 1996 AND MAY 31, 1996

 1. DESCRIPTION OF PLAN

    The following description of the PSS/Taylor Medical Profit Sharing 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

    GENERAL

    The Plan was adopted effective June 1, 1990 by Taylor Medical, Inc. to establish a savings and investment plan for the exclusive benefit of its employees and their beneficiaries. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

    In August 1995, Taylor Medical, Inc. merged with Physician Sales & Service, Inc. ("PSS" or the "Company"). Contributions to the Plan were suspended for payroll periods commencing after August 20, 1995. Effective August 20, 1995, the Plan was amended to provide for fully vested account balances and the termination of the loan program. In addition, effective for the plan year commencing on June 1, 1996, the Plan's year-end changed from May 31 to December 31.

    On October 1, 1996, the Plan was amended and renamed as the PSS/Taylor Medical Profit Sharing 401(k) Plan and the plan administrator was changed to PSS.

    On December 23, 1996, all investments held by American Funds Group were transferred to Alex. Brown and The Kaufmann Fund. Therefore, from June 1, 1996 through December 22, 1996, the Plan's custodians were American Funds Group and Lincoln National Life Insurance Company, and from December 23, 1996 to December 31, 1996, the Plan's custodians were Alex. Brown, The Kaufmann Fund, and Lincoln National Life Insurance Company.

    Disclosure of historical cost information with regard to the Plan's investments is required to be presented in the schedules of assets held for investment purposes and reportable transactions (Schedules I and II) in accordance with the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA. Due to the record-keeping systems maintained by the custodians, this information cannot be provided.

    CONTRIBUTIONS

    As of August 20, 1995, the Plan was frozen and all contributions were disallowed for the time period thereafter.

    PARTICIPANT ACCOUNTS

    Individual accounts are maintained for each of the Plan's participants to reflect each participant's share of the Plan's income and each participant's contribution. Allocations are based on participant account balances, as defined.

    VESTING

    Effective August 20, 1995, participants became fully vested in all employer contributions.

    INVESTMENT OPTIONS - INVESTMENTS ARE PARTICIPANT DIRECTED.

    A description of each investment option available for the period from June 1, 1996 through December 31, 1996 is provided below:

          GROWTH FUND OF AMERICA

          Funds are invested in a diversified portfolio consisting primarily of common stocks. Assets may also be held in securities convertible into common stock, cash or cash equivalents, straight debt securities, or nonconvertible preferred stocks. The objective of this fund is capital growth.

          WASHINGTON MUTUAL INVESTORS FUND

          Funds are invested in high-quality common stocks. The objective of this fund is to produce income and to provide an opportunity for capital appreciation.

          INCOME FUND OF AMERICA

          Funds may be invested in common and preferred stocks, straight debt securities, debt securities with equity conversion or purchase rights, and cash and cash equivalents. The fund may also invest in various mortgage-related securities. The primary objective of this fund is to emphasize current income with a secondary objective of achieving capital growth.

          CASH MANAGEMENT TRUST OF AMERICA

          Funds are invested in a portfolio of high-quality money market instruments which may include commercial paper, commercial bank obligations, savings association obligations, corporate bonds and notes, and securities of the U.S. government, its agencies, or instrumentalities. The objective of this fund is to provide investors income while preserving capital and maintaining liquidity.

          SMALLCAP WORLD FUND

          Funds are invested primarily in equity securities of companies with relatively small market capitalizations. The objective of this fund is to provide long-term growth of capital.

          BOND FUND OF AMERICA

          Funds are invested in marketable corporate debt securities, U.S. government securities, mortgage-related securities, other asset-backed securities, and cash or money market instruments. The objective of this fund is to provide a level of current income that is consistent with the preservation of capital.

          GOVERNMENT/CORPORATE BOND ACCOUNT

          Funds are primarily invested in government and high-quality mortgage-backed or corporate bonds structured to minimize interest rate risk and maximize potential returns.

          GUARANTEED ACCOUNT

          Funds are invested primarily in a guaranteed investment contract with Lincoln National Life Insurance Company. Currently, this contract guarantees a rate of 4%. However, Lincoln National Life Insurance Company may credit interest at a rate in excess of the guaranteed rate at any time.

          CORE EQUITY ACCOUNT

          Funds are invested in large capitalization stocks of well-established companies and are broadly diversified to control risk.

          MEDIUM CAPITALIZATION EQUITY ACCOUNT

          Funds are invested primarily in stocks of medium-sized companies that have strong financial characteristics.

          BALANCED ACCOUNT

          Funds are primarily invested in Lincoln National Life Insurance Company's separate accounts in three different asset classes: stocks, bonds, and money market instruments. The percentage of assets in each asset class, as well as the percentage of assets in each account, is adjusted periodically as changes in market and economic conditions warrant.

          ALEX. BROWN CASH RESERVE FUND

          This fund may consist of a portfolio invested in commercial paper, U.S. government or federal agency obligations, short-term corporate obligations, bank certificates of deposit, savings accounts, and comparable investments designed to provide maximum protection of capital with a conservative rate of return.

          AMERICAN BALANCED FUND

          This fund may consist of a portfolio invested in securities, including common stocks, preferred stocks, corporate bonds, and U.S. government securities designed to provide the conservation of capital, current income, and long-term growth of capital and income.

          AIM CONSTELLATION FUND

          This fund may consist of a portfolio invested in common stocks, with an emphasis on medium-sized and smaller emerging growth companies, and is designed to provide capital appreciation.

          THE KAUFMANN FUND

          This fund may consist of a portfolio invested in common stocks and convertible preferred stocks and convertible bonds and is designed to provide capital appreciation.

          PHYSICIAN SALES & SERVICE, INC. COMMON STOCK

          This is a participant-directed account in which contributions are invested in the stock of the Company.

    Investment objectives are not an indication of actual performance.

    PAYMENT OF BENEFITS

    Upon retirement, death, disability, or termination of service, a participant or beneficiary may elect to receive a lump-sum distribution in an amount equal to the value of that participant's account on the date of distribution. In addition, hardship distributions are permitted if certain criteria are met.

    PARTICIPANT LOANS

    Subsequent to August 31, 1995, participants were not permitted to direct the investment of their accounts in a participant loan at any time. All loans are secured by the vested interest remaining in the participant's account. Interest rates are based on prevailing market conditions at the time of origination. Interest payments on loans are allocated to respective individual participant account balances.

    Subsequent to August 31, 1995, certain participant loan payments were erroneously not collected through automatic payroll deduction, and as a result, the loans were delinquent at May 31, 1996 and deemed distributed as of December 31, 1996.

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF ACCOUNTING

    The financial statements of the Plan are prepared using the accrual method of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

    ADMINISTRATIVE EXPENSES

    All administrative expenses of the Plan are paid by the Company. Administrative expenses were approximately $13,000 for the period from June 1, 1996 through December 31, 1996.

    INVESTMENT VALUATION AND INCOME RECOGNITION

    The Plan's investments, other than investments in guaranteed investment contracts and participant loans, are stated at fair value, as determined by quoted market prices. The Plan's investment contract with Lincoln National Life Insurance Company is fully benefit-responsive and is stated at contract value. Loans to participants are valued at cost, which approximates fair value. Investment income is recorded when earned. The net (depreciation) appreciation in fair value of investments includes the gain or loss on investments bought or sold during the year as well as the change in fair value.

    On September 23, 1994, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans," which requires certain disclosures for investment contracts that are fully benefit-responsive. This SOP is effective for financial statements for plan years beginning after December 15, 1995 if investment contracts were entered into before December 31, 1993. Thus, since the Plan's investment contract was entered into prior to December 31, 1993, the Plan will adopt SOP 94-4 for the year ending December 31, 1996. The plan administrator does not expect the adoption of this SOP to have a material impact on the Plan's financial statements.

 3. INVESTMENTS

    The Plan's investments are held by the American Funds Group and Lincoln National Life Insurance Company. The fair values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 1996 and May 31, 1996 are as follows:



    The accompanying notes are an integral part of this statement.

 3. TAX STATUS

    Although the Plan has received a favorable determination letter from the Internal Revenue Service dated April 10, 1996, it has not been updated for the latest plan amendments. However, the plan administrator believes that the Plan, as amended, is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator believes that the Plan is qualified and the related trust continues to be tax-exempt.

 4. PLAN TERMINATION

    Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

 5. SUBSEQUENT EVENTS

    In January 1997, investments held by Lincoln National Life Insurance Company were transferred to Alex. Brown, and on April 1, 1997, all investments from Alex. Brown were transferred to Northwestern Trust.

                                                                    SCHEDULE I


                               PSS/TAYLOR MEDICAL

                           PROFIT SHARING 401(K) PLAN


           ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1996





                                                                                                            CURRENT
           IDENTITY OF PARTY INVOLVED                  DESCRIPTION OF INVESTMENT                 COST        VALUE
 *   LINCOLN NATIONAL LIFE INSURANCE COMPANY  Guaranteed Account                                  (a)       327,765
 *   LINCOLN NATIONAL LIFE INSURANCE COMPANY  Medium Capitalization Equity Account                (a)       155,367
 *   LINCOLN NATIONAL LIFE INSURANCE COMPANY  Core Equity Account                                 (a)        97,391
 *   LINCOLN NATIONAL LIFE INSURANCE COMPANY  Balanced Account                                    (a)        34,451
 *   LINCOLN NATIONAL LIFE INSURANCE COMPANY  Government/Corporate Bond Account                   (a)           739
 *   AMERICAN FUNDS GROUP                     American Balanced Fund                              (a)     1,350,689
 *   AMERICAN FUNDS GROUP                     Growth Fund of America                              (a)       434,472
 *   AIM GROUP                                AIM Constellation Fund                              (a)       387,922
 *   PHYSICIAN SALES & SERVICE, INC.          Physician Sales & Service, Inc. common stock        (a)        93,058
 *   ALEX. BROWN                              Alex. Brown Cash Reserve Fund                       (a)     $  89,103
 *   AMERICAN FUNDS GROUP                     Bond Fund of America                                (a)        37,177
 *   THE KAUFMANN FUND                        The Kaufmann Fund                                   (a)       270,888
 *   VARIOUS PLAN PARTICIPANTS                Loans, interest rate of 12%                   $5,826            5,826

                        *Represents a party in interest.

(a) Historical cost information has been requested from the custodians; however, due to their record-keeping systems, cost information cannot be made available.

         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II





                               PSS/TAYLOR MEDICAL

                           PROFIT SHARING 401(K) PLAN


               ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS (A)

           FOR THE PERIOD FROM JUNE 1, 1996 THROUGH DECEMBER 31, 1996






                                                                                                COST      NET
                                          DESCRIPTION OF             PURCHASE     SELLING        OF       GAIN
     IDENTITY OF PARTY INVOLVED             INVESTMENT                PRICE        PRICE       ASSETS    (LOSS)
-------------------------------- ---------------------------------   ----------  ----------  ---------  --------
 *   AMERICAN FUNDS GROUP        Washington Mutual Investors Fund     $  14,553  $1,277,415     (b)       (b)
 *   AMERICAN FUNDS GROUP        Growth Fund of America                 487,570     890,150     (b)       (b)
 *   AMERICAN FUNDS GROUP        Income Fund of America                  14,767     517,240     (b)       (b)
 *   AMERICAN FUNDS GROUP        SMALLCAP World Fund                     14,627     170,867     (b)       (b)
 *   ALEX. BROWN                 Alex. Brown Cash Reserve Fund        2,941,327   2,852,224  $2,852,224    0
 *   AMERICAN FUNDS GROUP        American Balanced Fund Inc.          1,350,689         N/A     N/A       N/A
 *   AIM GROUP                   AIM Constellation Fund                 390,226         N/A     N/A       N/A
 *   THE KAUFMANN FUND           The Kaufmann Fund                      265,321         N/A     N/A       N/A

                        *Represents a party in interest.

             (a)  Represents transactions or a
                  series of transactions in securities of the same issue in excess of 5% of the Plan's market value as of June 1, 1996.

             (b)  Historical cost information has
                  been requested from the custodians; however, due to their record-keeping systems, cost information cannot be made available.

         The accompanying notes are an integral part of this schedule.

              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS






As independent certified public accountants, we hereby consent to the incorporation of our report dated July 10, 1997, included in this Form 11-K, into the Plan's previously filed Registration Statement File No. 333-15107.


                                                ARTHUR ANDERSEN LLP




Jacksonville, Florida
July 10, 1997

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida, on July 14, 1997.

                                     PSS/TAYLOR MEDICAL PROFIT SHARING
                                     401(K) PLAN

                                     By:   /s/ Patrick C. Kelly
                                        ------------------------------
                                           Patrick C. Kelly, Trustee


                                     By:   /s/ David A. Smith
                                        ------------------------------
                                           David A. Smith, Trustee